UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 52946/December 13, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12100

In the Matter of	:
	:
MICROAGE, INC.,	:
NETWORK COMPUTING DEVICES, INC.,	: ORDER MAKING FINDINGS AND
PACIFIC SYSTEMS CONTROL	: REVOKING REGISTRATION
TECHNOLOGY, INC.,	: BY DEFAULT AS TO
PHARMAPRINT, INC.,	: MICROAGE, INC., and
PINNACLE MICRO, INC.,	: NETWORK COMPUTING
SUNRISE TECHNOLOGIES	: DEVICES, INC.
INTERNATIONAL, INC., and	:
THEHEALTHCHANNEL.COM, INC.	:

SUMMARY

This Order revokes the registration of the common stock of MicroAge, Inc. ("MICAQ"), and Network Computing Devices, Inc. ("NCDI") (collectively, "Respondents"). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

I. BACKGROUND

The Commission initiated this proceeding on November 8, 2005, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that the common stock of each Respondent is registered with the Commission under Section 12(g) of the Exchange Act, and that each has failed to file any required annual and quarterly reports with the Commission for three or more years. Respondents, which are Delaware corporations, were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. Code § 321. Service was attempted on and refused by their Delaware registered agents on November 10, 2005, and the Secretary of State of Delaware was served on November 10, 2005. Service on the Secretary of State of Delaware is permitted under 8 Del. Code § 321(b) if "due diligence" attempts to serve a corporation's registered agent pursuant to Section 321(a) fail. Respondents' Answers were due within ten days of service. See 17 C.F.R. § 201.220(b); OIP at 4. To date, neither Respondent has filed an Answer to the OIP or sent any other

correspondence to the Commission. Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them.[1] See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 4.

II. FINDINGS OF FACT

Respondents are Delaware corporations with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. Both have a void status with the Secretary of State of Delaware.

MICAQ (CIK 814249)[2] is delinquent in its periodic filings, having last filed a periodic report on Form 10-Q for the quarter ended July 30, 2000. That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that MICAQ had $413,448,000 in assets and $496,386,000 in liabilities and a net loss of $217,993,000 for the thirty-nine weeks ended July 30, 2000. Currently, its shares are quoted on the Pink Sheets under ticker symbol "MICAQ."[3] MICAQ filed a Chapter 11 bankruptcy proceeding on April 13, 2000; the bankruptcy proceeding closed on December 2, 2004.[4]

NCDI (CIK 886138) is delinquent in its periodic filings, having last filed a periodic report on Form 10-Q for the quarter ended March 31, 2002. That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that NCDI had $12,645,000 in assets and $12,606,000 in liabilities and a net loss of $38,000 for the three months ended March 31, 2002. Currently, its shares are quoted on the Pink Sheets under ticker symbol "NCDI."[5] As of May 10, 2005, NCDI's website has contained a message that the company has ceased operations. http://www.ncd.com (last visited Dec. 12, 2005).

III. CONCLUSIONS OF LAW

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[1] Previously, Respondents were advised that each Respondent that fails to file an Answer within ten days of being served with the OIP would be deemed to be in default, and the undersigned would enter an order revoking the registration of its stock. See Microage, Inc., Admin. Proc. No. 3-12100 (A.L.J. Nov. 21, 2005) (citing 17 C.F.R. §§ 201.155(a), .220(f)).

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] MICAQ has had an annual high of 0.4 cents and an annual low of 0.01 cents. http://www.pinksheets.com/quote/quote.jsp?symbol= MICAQ (last visited Dec. 12, 2005).

[4] In addition to providing quotes, the Pink Sheets website warns that MICAQ is in bankruptcy and provides a link to the Commission's website at: http://www.sec.gov/investor/pubs/bankrupt.htm (last visited Dec. 12, 2005).

[5] NCDI has had an annual high of 2.2 cents and an annual low of 0.01 cents. http://www.pinksheets.com/quote/quote.jsp?symbol= NCDI (last visited Dec. 12, 2005).

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 & n.20 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the common stock of MICROAGE, INC., IS REVOKED; and

the REGISTRATION of the common stock of NETWORK COMPUTING DEVICES, INC., IS REVOKED;

_____
Carol Fox Foelak
Administrative Law Judge